Exhibit 99.4

CHALLENGER ENERGY CORP.
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION
(Form NI 51-101F1)

This statement of reserves data and other oil and gas information is dated
December 31, 2008.

The effective date is December 31, 2008.

The preparation date is March 6, 2009.

Part 2 – Disclosure of Reserves Data

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Challenger Energy Corp. (“Challenger” or the “Company”) as evaluated by Chapman Petroleum Engineering Ltd. as at December 31, 2008, and dated March 6, 2009 (the “Chapman Report”).

All evaluations of future revenue are after the deduction of future income tax expenses, unless otherwise noted in the tables, royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables do not necessarily represent the fair market value of the Company’s reserves. There is no assurance that the forecast price and cost assumptions contained in the Chapman Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the Chapman Report. The recovery and reserves estimates on the Company’s properties described herein are estimates only. The actual reserves on the Company’s properties may be greater or less than those calculated.

SUMMARY OF OIL AND GAS RESERVES
BASED ON FORECAST PRICES AND COSTS

	Company Reserves(1)
	Light and
	Medium Oil		Heavy Oil		Natural Gas(9)		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	MSTB	MSTB	MSTB	MSTB	MMscf	MMscf	Mbbl	Mbbl
PROVED
Developed Producing(2)(6)	—	—	—	—	43	35	10	8
Developed Non-Producing(2)(7)	—	—	—	—	0	0	0	0
Undeveloped(2)(8)	—	—	—	—	0	0	0	0
TOTAL PROVED(2)	—	—	—	—	43	35	10	8
TOTAL PROBABLE(3)	—	—	—	—	16	13	4	3

TOTAL PROVED + PROBABLE(2)(3)	—	—	—	—	59	48	14	11

SUMMARY OF NET PRESENT VALUES
BASED ON FORECAST PRICES AND COSTS

	Net Present Values of Future Net Revenue
	Before Income Tax Discounted at					After Income Tax Discounted at
	0%/yr	5%/yr.	10%/yr.	15%/yr.	20%/yr.	0%/yr	5%/yr.	10%/yr.	15%/yr.	20%/yr.
Reserves Category	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
PROVED
Developed
Producing(2)(6)	662	562	487	429	384	662	562	487	429	384

Developed Non-Producing(2)(7)	0	0	0	0	0	0	0	0	0	0
Undeveloped(2)(8)	0	0	0	0	0	0	0	0	0	0
TOTAL PROVED(2)	662	562	487	429	384	662	562	487	429	384
TOTAL PROBABLE(3)	286	197	143	109	86	286	197	143	109	86
TOTAL PROVED +
PROBABLE(2)(3)	948	759	630	538	470	948	759	630	538	470

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
BASED ON FORECAST PRICES AND COSTS

					Abandonment	Future		Future
					and	Net Revenue		Net
			Operating	Development	Reclamation	Before		Revenue After
	Revenue	Royalties	Costs	Costs	Costs	Income Taxes	Income Taxes	Income Taxes
	($M)	($M)	($M)	($M)	($M)	($M)	($M)	($M)

Total Proved(2)	1,110	233	207	0	7	662	0	662
Total Proved Plus Probable(2)(3)	1,587	334	297	0	8	948	0	948

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED ON FORECAST PRICES AND COSTS

		Future Net Revenue Before
		Income Taxes (Discounted
		at 10%/Year)
Reserve Category	Production Group	($M)
Total Proved(2)	Light and Medium Oil (including solution gas and other
	by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but not solution gas)	487

Total Proved Plus Probable(2)(3)	Light and Medium Oil (including solution gas and other
	by-products)	0
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but not solution gas)	630

OIL AND GAS RESERVES AND NET PRESENT VALUES BY PRODUCTION GROUP
BASED ON FORECAST PRICES AND COSTS

	Reserves						Net Present
	Oil		Gas(9)		NGL		Value (BIT)
	Gross	Net	Gross	Net	Gross	Net	10%	Unit Values
Reserve Group by Category	MSTB	MSTB	MMscf	MMscf	Mbbl	Mbbl	M$	@ 10%/yr

Assoc & Non-Assoc Gas
Proved
Developed Producing			43	35	10	8	487	13.91
Developed Non-Producing			0	0	0	0	0	N/A
Undeveloped			0	0	0	0	0	N/A
Total Proved			43	35	10	8	487	13.91
Probable			16	13	4	3	143	11.00
Proved Plus Probable			59	48	14	11	630	13.13

Notes:

(1)

“Gross Reserves” are the Company’s working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of the Company. “Net Reserves” are the Company’s working interest (operating or non-operating) share after deduction of royalty obligations, plus the Company’s royalty interests in reserves.

(2)

“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)

“Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)

“Possible” reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(5)

“Developed” reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

(6)

“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(7)

“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(8)

“Undeveloped” reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(9)	Includes associated, non-associated and solution gas where applicable.

Part 3 - Pricing Assumptions

The following tables detail the benchmark reference prices for the regions in which the Company operated, as at December 31, 2008, reflected in the reserves data disclosed above under “Part 2 – Disclosure of Reserves Data”. There will be adjustments to field prices from the benchmarks below.

NATURAL GAS & BY-PRODUCTS

HISTORICAL, CONSTANT, CURRENT AND FUTURE PRICES

January 1, 2009

				AECO
				Spot	Sask.	B.C.	Propane	Butane	Pentanes	NGL
	GRP [1]			Gas	Gas [2]	Gas [3]	[4]	[4]	Plus [4]	Mix [5]
Date	$/MMBTU		$/GJ	$/MMBTU	$/MMBTU	$/MMBTU	$/BBL	$/BBL	$/BBL	$/BBL
HISTORICAL
PRICES	GRP			AECO			C3	C4	C5+
1994	1.82		1.72	1.78	1.88	1.81	12.72	13.44	21.67	15.62
1995	1.31		1.24	1.08	1.35	1.29	14.38	13.97	24.11	17.18
1996	1.63		1.54	1.33	1.52	1.50	22.95	17.19	30.05	23.35
1997	1.97		1.87	1.67	1.84	1.80	17.73	19.07	30.90	22.08
1998	1.94		1.84	1.94	2.05	1.94	11.13	12.06	21.86	14.63
1999	2.48		2.35	2.82	2.83	2.51	15.93	18.01	27.73	20.09
2000	4.50		4.27	5.56	4.85	4.00	31.38	35.01	46.35	36.96
2001	5.41		5.12	5.44	5.48	6.12	31.27	30.27	44.98	35.08
2002	3.89		3.68	4.13	4.17	3.85	19.14	25.11	40.72	27.41
2003	6.14		5.81	7.03	6.47	6.45	28.85	32.15	44.23	34.46
2004	6.31		5.98	6.60	6.56	6.25	31.95	38.40	54.06	40.52
2005	8.31		7.87	8.82	8.56	8.31	38.03	46.31	69.32	49.90
2006	6.57		6.22	6.55	6.82	6.57	38.97	50.42	76.08	53.54
2007	6.21		5.88	6.47	6.46	6.21	40.47	49.76	75.96	53.90
2008	8.13		7.70	8.17	8.38	8.13	44.69	54.08	104.75	65.53
CONSTANT PRICES
Dec. 31, 2008[6]	5.61	est.	5.32	6.35	5.86	8.00	18.40	8.12	36.41	20.72
CURRENT YEAR FORECAST
2009	7.00		6.63	7.49	7.25	7.00	34.21	37.74	64.61	44.39
FUTURE FORECAST
2010	7.50		7.10	8.02	7.75	7.50	39.83	45.46	77.82	52.91
2011	8.00		7.58	8.56	8.25	8.00	43.85	50.97	87.25	59.01
2012	8.50		8.05	9.10	8.75	8.50	46.36	54.42	93.16	62.82
2013	9.00		8.52	9.63	9.25	9.00	50.89	60.63	103.79	69.68
2014	9.00		8.52	9.63	9.25	9.00	50.89	60.63	103.79	69.68
2015	9.18		8.69	9.82	9.43	9.18	51.79	61.87	105.92	71.05
2016	9.36		8.86	10.02	9.61	9.36	52.72	63.14	108.09	72.45
2017	9.55		9.04	10.22	9.80	9.55	53.66	64.43	110.30	73.88
2018	9.74		9.22	10.42	9.99	9.74	54.62	65.75	112.55	75.34
2019	9.93		9.41	10.63	10.18	9.93	55.60	67.09	114.86	76.82
2020	10.13		9.59	10.84	10.38	10.13	56.60	68.47	117.20	78.34
2021	10.33		9.79	11.06	10.58	10.33	57.62	69.86	119.60	79.89
2022	10.54		9.98	11.28	10.79	10.54	58.66	71.29	122.04	81.46
2023	10.75		10.18	11.51	11.00	10.75	59.72	72.75	124.53	83.07
2024	10.97		10.39	11.74	11.22	10.97	60.80	74.23	127.07	84.71

Constant thereafter

Notes:	[1]	Alberta Gas Reference Price (GRP) represents the average of all system and direct (spot and firm) sales.
	[2]	Price paid at field delivery point.
	[3]	Price paid by CanWest net of raw gas gathering and processing charges but before deduction of field gathering and compression charges.
	[4]	Reference point is FOB Edmonton for fractionated product.
	[5]	Natural Gas Liquids blended mix price assuming typical liquid composition of 40% propane, 30% butane and 30% pentanes plus.
	[6]	December 31, 2008 is the last trading day of 2008.
	[7]	Capital expenditures and operating costs are escalated at 2.0% per year from 2010 until 2024.

The Company’s weighted average prices received this fiscal year are: $7.49/Mscf for natural gas.

Part 4 – Reconciliation of Changes in Reserves

The following table sets forth a reconciliation of the changes in the Company’s gross reserves as at December 31, 2008 against such reserves as at December 31, 2007 based on the forecast price and cost assumptions:

RECONCILIATION OF COMPANY GROSS
RESERVES BY PRINCIPAL PRODUCT TYPE
BASED ON FORECAST PRICES AND COSTS

											Associated and Non-
	Light and Medium Oil					Heavy Oil					Associated Gas
					Gross					Gross					Gross
					Proved					Proved					Proved
			Gross		Plus			Gross		Plus			Gross		Plus
			Proved		Probable			Proved		Probable			Proved		Probable
	Gross	Gross	Plus	Gross	Plus	Gross	Gross	Plus	Gross	Plus	Gross	Gross	Plus	Gross	Plus
	Proved	Probable	Probable	Possible	Possible	Proved	Probable	Probable	Possible	Possible	Proved	Probable	Probable	Possible	Possible
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMscf)	(MMscf)	(MMscf)	(MMscf)	(MMscf)
At Dec. 31, 2007	—	—	—	—	—	—	—	—	—	—	75	24	99	—	—

Production(Sales)	—	—	—	—	—	—	—	—	—	—	(8)	0	(8)	—	—

Acquisitions	—	—	—	—	—	—	—	—	—	—	0	0	0	—	—
Dispositions	—	—	—	—	—	—	—	—	—	—	0	0	0	—	—
Discoveries	—	—	—	—	—	—	—	—	—	—	0	0	0	—	—
Extensions	—	—	—	—	—	—	—	—	—	—	0	0	0	—	—
Revisions to
Previous Estimate
Economic Factors	—	—	—	—	—	—	—	—	—	—	0	0	0	—	—
Technical	—	—	—	—	—	—	—	—	—	—	(24)	(8)	(32)	—	—
Improved Recovery	—	—	—	—	—	—	—	—	—	—	0	0	0	—	—

At Dec. 31, 2008	—	—	—	—	—	—	—	—	—	—	43	16	59	—	—

Significant Factors or Uncertainties

The estimation of reserves requires significant judgment and decisions based on available geological, geophysical, engineering and economic data. These estimates can change substantially as additional information from ongoing development activities and production performance becomes available and as economic and political conditions impact oil and gas prices and costs change. The Company’s estimates are based on current production forecast, prices and economic conditions. All of the Company’s reserves are evaluated by Chapman Petroleum Engineering Ltd., an independent engineering firm.

As circumstances change and additional data becomes available, reserve estimates also change. Based on new information, reserves estimates are reviewed and revised, either upward or downward, as warranted. Although every reasonable effort has been made by the Company to ensure that reserves estimate are accurate, revisions may arise as new information becomes available. As new geological, production and economic data is incorporated into the process of estimating reserves the accuracy of the reserve estimate improves.

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which the Company held a working interest as at December 31, 2008

	Oil		Natural Gas
	Gross(1)	Net(1)	Gross(1)	Net(1)
Innisfail, Alberta Area
Producing	—	—	1	0.1
Non-producing	—	—	—	—

Forward Contracts

Currently, the Company has no forward contracts.

Additional Information Concerning Abandonment and Reclamation Costs

The estimated abandonment and restoration costs used by Chapman are based on the AEUB Directive 11, which details the typical costs of abandonment and reclamation by well type in each specific geographic region. The Company expects to have costs relating to 0.1 net wells. All costs have been included in the Chapman report.

FUTURE ABANDONMENT AND RESTORATION COSTS

		Total Proved	Total Proved	Total Proved
	Total Proved	Estimated	Plus Probable	Plus Probable
	Estimated Using	Using Forecast	Estimated Using	Estimated Using
	Forecast Prices	Prices and	Forecast Prices	Forecast Prices
	and Costs	Costs (10%	and Costs	and Costs (10%
	(Undiscounted)	Discounted)	(Undiscounted)	Discounted)
	($M)	($M)	($M)	($M)
2008	—	—	—	—
2009	—	—	—	—
2010	—	—	—	—
Total for three years	—	—	—	—
Remainder	7	4	8	3
Total for all years	7	4	8	3

Tax Horizon

The Company is not expected to become taxable under the proved, or proved plus probable cash flows forecasts in this report.

Costs Incurred

The following Company made no capital expenditures on its Innisfail natural gas property for the year ended December 31, 2008.

Exploration and Development Activities

The Company completed two exploratory wells in 2008, offshore the Republic of Trinidad and Tobago and no development wells. See below for further discussion on the two exploratory wells completed in 2008 and a further exploratory well completed subsequent to December 31, 2008.

Properties with No Attributed Reserves

In November 2004, Challenger entered into a farm-out agreement (the “Farm-out Agreement”) with Canadian Superior Energy Inc. (“Canadian Superior”), a participation agreement with Canadian Superior (the “Participation Agreement”) and a participation agreement (the “Trinidad Participation Agreement”) with Canadian Superior Trinidad and Tobago Ltd., a wholly owned subsidiary of Canadian Superior.

Pursuant to the Participation Agreement, Challenger has the right to earn up to a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago. Pursuant to Challenger’s rights under the Participation Agreement, Challenger is required to pay 1/3 of the costs and expenses paid by Canadian Superior relating to three exploration wells and the work program described by the production-sharing contract. On August 16th , 2007 Challenger announced that BG International Limited (“BG”), a wholly owned subsidiary of BG Group plc, join in the drilling consortium on Block 5 (c) offshore Trinidad. BG has a right to earn up to 30% interest in the above mentioned production-sharing contract by paying 40% of the costs and expenses mentioned above.

The Trinidad Participation Agreement also grants Challenger the right to finance 1/3 of Canadian Superior’s minimum work obligations to obtain 25% of Canadian Superior’s revenue share under a participation agreement entered into by Canadian Superior with the Petroleum Company of Trinidad and Tobago (“Petrotrin”) in respect of the Mayaro and Guayaguayare Bay lands located offshore the Republic of Trinidad and Tobago. In the event of commercial discovery, the participating interests in the Trinidad Participation Agreement are 70% Canadian Superior Trinidad and Tobago Ltd and 30% Petrotrin.

Pursuant to the Farm-out Agreement, Challenger may also earn a 25% interest in Canadian Superior’s Mariner project offshore Nova Scotia by payment of a 1/3 share of the cost and expenses associated with drilling a test well on the Mariner project land. Provided that Challenger has earned an interest in the Mariner project pursuant to the Farm-out Agreement, it shall have a further option to participate and earn a 25% interest by paying 1/3 share of the costs of drilling wells on Canadian Superior’s Marauder project lands and Marconi project lands, both offshore Nova Scotia, Canada.

In respect to the Block 5(c) Participation Agreement, The costs incurred with respect to the Block 5(c) program include direct and indirect costs for the drilling and suspension of the first exploration well (the “Victory” well ), the second exploration well (the “Bounty” well) and the third and final exploration well (the “Endeavour” well). Additional costs on the three wells incurred include the testing operations. A breakdown of the costs associated with each well in the Block 5(c) program is provided below.

Victory

Challenger’s share of the drilling and suspension of the Victory Well was $24.9 million U.S. and $9.0 million U.S. for the testing of the Victory Well for a total of $33.9 million U.S. Results from testing the Victory well were announced in January 2008 and operations on the Victory well were completed in February 2008.

Bounty

Challenger’s share of the drilling and suspension of the Bounty Well was $26.1 million U.S. and $6.7 million U.S. for the testing of the Bounty Well for a total of approximately $32.8 million U.S. Results from testing the Bounty well were announced in August 2008 and operations on the Bounty well were completed in August 2008.

Endeavour

The third exploration well, Endeavour, which was spudded on August 28, 2008, is estimated to cost approximately $35.2 million U.S. net to Challenger. The Endeavour Well reached total depth in January 2009. The testing of the Endeavour well began at the end of January 2009 and is expected to cost approximately $9.5 million U.S. net to Challenger.

Indirect Costs

Pursuant to the Participation Agreement, Challenger’s share of indirect costs in connection with the Block 5(c) drilling program include those incurred to satisfy its obligations under the Production Sharing Contract, and to provide operations support and to establish an operations office in Trinidad and Tobago. Costs related to operations support represent Challenger’s share of the costs associated with the Trinidad office in the Port of Spain. Such costs include salaries and general office expenses and are ongoing commitments. Since the execution of the Participation Agreement, Challenger’s share of indirect costs, which is comprised of actual costs incurred by Canadian Superior, has been approximately $5.5 million U.S.

As at the preparation date of this report, the results from the three discoveries are being evaluated for resource determination by an independent evaluator.

On February 27, 2009, Challenger obtained an order from the Court of Queen’s Bench of Alberta granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself. Challenger is dependent on the CCAA order to allow the Company to remain in possession and control of its property to continue with its process to evaluate the various strategic alternatives available to the Company, including a sale of Challenger or its assets. Should the court not continue to grant creditor protection, the Company may need to liquidate or forfeit its 25% working interest in Block 5(c).

Production Estimates

The following table sets forth the volume of production estimated by Chapman for 2009 (12 mo.):

TOTAL PROVED RESERVES

	Light and Medium			Natural Gas
	Oil	Heavy Oil	Natural Gas	Liquids
AREA	(Mbbl)	(Mbbl)	(MMscf)	(Mbbl)
Innisfail Area, Alberta	—	—	43	10

Total for all areas	—	—	43	10

TOTAL PROVED PLUS PROBABLE RESERVES

	Light and Medium			Natural Gas
	Oil	Heavy Oil	Natural Gas	Liquids
AREA	(Mbbl)	(Mbbl)	(MMscf)	(Mbbl)
Innisfail Area, Alberta	—	—	59	14

Total for all areas	—	—	59	14

These values are gross to Company’s working interest before the deduction of royalties payable to others.

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Company for each quarter of its most recently completed financial year:

	Three Months Ended March 31,	Three Months Ended June 30,	Three Months Ended September	Three Months Ended December
	2008	2008	30, 2008	31, 2008

Average Daily Production
Light and Medium Oil (Mbbl/d)	—	—	—	—
Natural Gas (Mscf/d)	26	15	20	26
Average Net Prices Received
Light and Medium Oil ($/Mbbl)	—	—	—	—
Natural Gas ($/Mscf)	8.04	10.09	7.43	7.32
Royalties
Light and Medium Oil ($/Mbbl)	—	—	—	—
Natural Gas ($/Mscf)	2.21	3.03	2.23	2.20
Production Costs
Light and Medium Oil ($/Mbbl)	—	—	—	—
Natural Gas ($/Mscf)	3.29	2.19	2.10	1.30
Netback Received
Light and Medium Oil ($/Mbbl)	—	—	—	—
Natural Gas ($/Mscf)	2.54	4.87	3.10	3.82

ABBREVIATIONS AND CONVERSION

In this document, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
MSTB	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	stock tank barrels

Natural Gas

Mscf	thousand standard cubic feet
MMscf	million standard cubic feet
Mscf/d	thousand standard cubic feet per day
MMscf/d	million standard cubic feet per day
MMBTU	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	Niska Gas Storage’s natural gas storage facility located at Suffield, Alberta.
BIT	Before Income Tax
AIT	After Income Tax
BOE

barrel of oil equivalent on the basis of 1 BOE to 6 Mscf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mscf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

BOE/d	barrel of oil equivalent per day
m3	cubic metres
$M	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade